H The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below. Overview The notes provide exposure to the J.P. Morgan Multi - Asset Index (the “Index”), which seeks to provide a dynamic and diversified asset allocation based on a momentum investment strategy, while attempting to maintain a stable level of volatility over time. The Index trac ks the return of (a) a dynamic notional portfolio consisting of up to 10 excess return futures - based indices (each a “Constituent,” and collectively th e “Constituents”), converted into U.S. dollars (in the case of Constituents not denominated in U.S. dollars), less (b) a 1.00% per annum daily deduction, with an initial volatility threshold of 4.0%. The Constituents represent a broad range of asset classes (equities, fixed income and com modities) and developed markets (the United States, Germany and Japan). Summary of Terms Issuer: JPMorgan Chase Financial Company LLC Guarantor: JPMorgan Chase & Co. Minimum Denomination: $1,000 Index: J.P. Morgan Multi - Asset Index Index Ticker: MAX Participation Rate: At least 325.00%* Interest Rate: 2.00% per annum with respect to the first two years of the term of the notes. No interest will be payable with respect to the final year of the term of the notes. Initial Value: The closing level of the Index on the Pricing Date Final Value: The closing level of the Index on the Observation Date Index Return: (Final Value – Initial Value) / Initial Value Pricing Date: October 30, 2026 Interest Payment Dates: Annual, for the first two years of the term of the notes Observation Date: October 30, 2029 Maturity Date: November 2, 2029 CUSIP: 46661PHR1 Preliminary Pricing Supplement: http://sp.jpmorgan.com/document/cusip/46661PHR1 / doctype/Product_Termsheet/document.pdf Estimated Value: The estimated value of the notes, when the terms of the notes are set, will not be less than $900.00 per $1 ,000 principal amount note. For information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and t he credit risk of JPMorgan Chase & Co., as guarantor of the notes. Return Profile The notes pay interest annually for the first two years of the term of the notes. If the Final Value is greater than the Ini tia l Value, at maturity, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the Participation Rate. You will receive no interest payment on the Maturity Date. If held to maturity, you will receive a full repayment of principal on your notes, even if the Index declines, subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan C has e & Co. J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Hypothetical Total Returns** Total Return on the Notes Index Return Final Value 211.25% 65.00% 165.00 162.50% 50.00% 150.00 130.00% 40.00% 140.00 97.50% 30.00% 130.00 65.00% 20.00% 120.00 32.50% 10.00% 110.00 16.25% 5.00% 105.00 3.25% 1.00% 101.00 0.00% 0.00% 100.00 0.00% - 5.00% 95.00 0.00% - 10.00% 90.00 0.00% - 20.00% 80.00 0.00% - 40.00% 60.00 0.00% - 60.00% 40.00 0.00% - 80.00% 20.00 0.00% - 100.00% 0.00 3y J.P. Morgan Multi - Asset Index - Linked Notes North America Structured Investments * The actual Participation Rate will be provided in the pricing supplement and will not be less than 325.00%. **Reflects a Participation Rate equal to the minimum Participation Rate set forth herein for illustrative purposes. Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement. The “total return” as used above is the number, expressed as a percentage, that results from comparing the payment at maturit y p er $1,000 principal amount note to $1,000. The hypothetical returns apply only at maturity. These hypotheticals do not reflect fees or exp enses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown ab ove would likely be lower. Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Fa ctors" in the prospectus supplement and the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes o r p assed upon the accuracy or the adequacy of this document or the relevant product supplement, underlying supplement, prospectus supp lem ent and prospectus. Any representation to the contrary is a criminal offense. Terms supplement to the prospectus dated April 17, 2026, the prospectus supplement dated April 17, 2026, the product suppleme nt no. 3 - I dated April 17, 2026 and the underlying supplement no. 23 - I dated April 17, 2026 Registration Statement Nos. 333 - 293684 and 333 - 293684 - 01 Dated October 5, 2026 Rule 424(b)(3)

North America Structured Investments

J.P.Morgan

3y J.P. Morgan Multi-Asset Index-Linked Notes

Selected Benefits

- The Index seeks to provide a dynamic and diversified asset allocation based on a momentum investment strategy , while attempting to maintain a stable level of volatility over time. The Index tracks the return of (a) a dynamic notional portfolio consisting of up to 10 excess return futures-based indices converted into U.S. dollars (in the case of Constituents not denominated in U.S. dollars), *less* (b) a 1.00% per annum daily deduction, with an initial volatility threshold of 4.0%.
- The Constituents are as follows (see applicable underlying supplement and the preliminary pricing supplement for more information):

J.P. Morgan US Large Cap Equities Futures Index	J.P. Morgan US Small Cap Equities Futures Index	J.P. Morgan German Equities Futures Index	J.P. Morgan Japanese Equities Futures Index
J.P. Morgan 5Y U.S. Treasury Futures Index	J.P. Morgan 10Y U.S. Treasury Futures Index	J.P. Morgan German Government Bond Futures Index	J.P. Morgan Japanese Government Bond Futures Index
J.P. Morgan Brent Crude Oil Futures Index	J.P. Morgan Gold Futures Index		

Selected Risks

- The notes may not pay more than the principal amount at maturity.
- JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500® Index, the reference index underlying the futures contracts included in one of the Equity Constituents.
- The Index is subject to a 1.00% per annum daily deduction.
- The Index involves risks associated with the Index's momentum investment strategy, which may not be successful, and the Index may not approximate its initial volatility threshold or outperform an alternative strategy.
- No voting rights.
- Our affiliate, J.P. Morgan Securities LLC (who we refer to as JPMS), the index sponsor and index calculation agent, may adjust the Index in a way that affects its level.

Selected Risks (continued)

- Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- Risks associated with non-U.S. securities market (including currency exchange risks), small capitalization stocks, fixed income securities (including interest rate-related and credit risks), commodity futures, crude oil, gold and the uncertain legal and regulatory regimes that govern commodity futures.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent activities and has limited assets.
- Because the Index may include notional short positions, the notes may be subject to additional risks.
- Changes in the values of Constituents may offset each other.
- A significant portion of the Index's exposure may be allocated to the Bond Constituents.
- The Constituents are subject to significant risks associated with futures contracts.
- Suspension or disruptions of market trading in futures contracts may adversely affect the value of the notes.
- An increase in the margin requirements for futures contracts included in the Constituents may adversely affect the level of that Constituent.
- Changes in future prices of the futures contracts included in the Constituents relative to their current prices could lead to a decrease in any payment on the notes.
- We may accelerate your notes if an acceleration event occurs.
- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then-current estimated value of the notes for a limited time period.
- Lack of liquidity: JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes declines.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the prospectus supplement and the applicable product supplement and underlying supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern.
Past performance, and especially hypothetical back-tested performance, is not indicative of future results. Actual performance may vary significantly from past performance or any hypothetical back-tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters.
This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com